Filed by Strathcona Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MEG Energy Corp.

Commission File No. 132-02876

The following article was published by Reuters on September 12, 2025, and features a statement by Executive Chairman of Strathcona Resources Ltd. (“Strathcona”), Adam Waterous, where Mr. Waterous discussed Strathcona’s variation, change and extension of its previously announced offer (as varied, the “Amended Offer”) to purchase all of the issued and outstanding common shares (the “MEG Shares”) in the capital of MEG Energy Corp. (“MEG”) not already owned by Strathcona and its affiliates.

By Amanda Stephenson

September 12, 2025

Strathcona's Waterous confident on MEG Energy response to sweetened offer

CALGARY, Sept 12 (Reuters) - The executive chair of Canadian oil company Strathcona Resources (SCR.TO) told Reuters he is confident his newly sweetened offer to buy MEG Energy (MEG.TO) will be enough to clinch a heated bidding war, in which a key decision is expected by Monday.

Calgary-based MEG Energy has said it will respond on or before September 15 to the revised offer Strathcona made earlier this week to acquire the company, which is Canada's last remaining pure-play oil sands producer.

Under the terms of an existing agreement with larger company Cenovus Energy (CVE.TO), MEG must determine whether Strathcona's new bid is superior to the deal it has already entered into with Cenovus.

A decision in favour of Strathcona's new bid - which values MEG at C$30.86 per share, above the C$27.79 valuation of Cenovus' August cash-and-stock agreement - would mean Cenovus must increase its own offer or give up on acquiring the company.

In an interview on Thursday evening, Strathcona's Adam Waterous said he has received positive comments from MEG shareholders since increasing his firm's offer.

"We have received overwhelming feedback from MEG shareholders that they are not happy with the MEG board deal," Waterous said.

Cenovus CEO Jon McKenzie told Bloomberg News on Wednesday that the company does not plan to raise its bid for MEG.

"Given the fact that Cenovus said they will not increase their bid, the MEG board is going to have to do legal backflips to continue to deem the Cenovus proposal superior to Strathcona’s and not terminate their agreement with them," Waterous said.

Strathcona had proposed C$23.27 per share in its initial hostile bid in May. While Cenovus is offering a combination of cash and shares, Strathcona is offering an all-stock deal — something Waterous said gives MEG shareholders a better chance to capitalize on future growth of the company.

MEG's Christina Lake oil sands project has become a prized asset, as one of Canada's few large-scale expansion opportunities.

Cenovus' offer would combine MEG's Christina Lake operations with Cenovus' adjacent assets, creating one of Canada's largest oil sands companies producing more than 720,000 barrels per day.

The smaller Strathcona, backed by private equity firm Waterous Energy Fund, is one of North America's fastest-growing oil companies and has been building its position in MEG, disclosing that it owns or controls about 14.2% of shares.

Waterous has said his fund will vote against the Cenovus transaction at an October 9 MEG shareholder meeting, where two-thirds approval is required.

Reporting by Amanda Stephenson in Calgary; Editing by Nia Williams

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Amended Offer to acquire MEG Shares and issue Strathcona common shares in connection therewith is made solely by, and subject to the terms and conditions set out in, the Offer to Purchase and  Bid Circular dated May 30, 2025 (the “Original Offer to Purchase and Circular”), the Notice of Variation, Change and Extension, dated September 10, 2025 (the “Notice of Variation and Change”), and the letter of transmittal and notice of guaranteed delivery accompanying the Original Offer to Purchase and Circular (collectively, the “Offer Documents”). The Offer Documents contain important information about the Amended Offer and should be read in their entirety by MEG shareholders.

Additional Information and Where to Find It

This communication relates to the Amended Offer. In connection with the Amended Offer, Strathcona has filed and will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended, which includes the Offer Documents and other documents related to the Amended Offer. This communication is not a substitute for the Registration Statement, the Offer Documents or any other relevant documents filed, or to be filed, with the applicable Canadian securities regulatory authorities or the SEC. MEG shareholders and other interested parties are urged to read the Registration Statement, the Original Offer to Purchase and Circular, the Notice of Variation and Change, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they do and will contain important information about Strathcona, MEG and the Amended Offer. The Registration Statement, Offer Documents and other materials filed or that will be filed by Strathcona with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov. The Registration Statement, Original Offer to Purchase and Circular, the Notice of Variation and Change, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Amended Offer by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at www.sedarplus.ca.

Cautionary Statement Respecting Information of MEG and Cenovus

Strathcona has not had access to the non-public books and records of MEG or Cenovus Energy Inc. (“Cenovus”) and Strathcona is not in a position to independently assess or verify certain of the information in MEG’s or Cenovus’s publicly filed documents, including its financial statements and reserves disclosures. MEG and Cenovus have not reviewed this communication and have not confirmed the accuracy and completeness of the information in respect of MEG and Cenovus, respectively, contained herein. As a result, all information regarding MEG and Cenovus included herein has been taken from, or is based upon, publicly available information filed by MEG and Cenovus, respectively, with the applicable securities regulatory authorities in Canada prior to the date hereof and other public sources. While Strathcona has no reason to believe that such publicly available information is inaccurate or incomplete, or contains any untrue statement of a material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, Strathcona does not assume any responsibility for the accuracy or completeness of any such information or for any failure by MEG or Cenovus to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Strathcona.

Forward-Looking Information

This communication contains certain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”) and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as “believes”, “plans”, “expects”, “intends” and “anticipates”, or variations of such words, and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this communication includes, but is not limited to, statements relating to Strathcona’s business strategy and future plans; expectations relating to the Amended Offer and information concerning Strathcona’s plans for MEG in the event the Amended Offer is successful; the expected pro forma ownership of the combined company by the MEG shareholders and the Strathcona shareholders, including Waterous Energy Fund (“WEF”) and Waterous Energy Fund III LP; the expectation that WEF has a long-term view of Strathcona’s business and has no current plans to sell any of its Strathcona common shares; WEF’s willingness to enter into a mutually acceptable lock-up agreement as part of a supported transaction; Strathcona’s intention to vote its MEG Shares against the agreement entered into by MEG and Cenovus announced August 22, 2025 (the “MEG Board Deal”); the intention of Strathcona to engage with the MEG board of directors and MEG shareholders directly; the relative valuations of the MEG Board Deal and the Amended Offer; the expected benefits of the Amended Offer and the anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG, both to MEG shareholders and Strathcona shareholders; and other anticipated strategic, operational and financial benefits that may result from the acquisition of MEG by Strathcona.

All forward-looking information reflects Strathcona’s beliefs and assumptions based on information available at the time the applicable forward-looking information is disclosed and in light of Strathcona’s current expectations with respect to such things as: the ability of Strathcona to complete the combination of Strathcona and MEG, pursuant to the Amended Offer or otherwise, integrate Strathcona’s and MEG’s respective businesses and operations and realize the anticipated strategic, operational and financial benefits synergies from the acquisition of MEG by Strathcona; the conditions of the Amended Offer will be satisfied on a timely basis in accordance with their terms; the anticipated synergies and other anticipated benefits of the Amended Offer will be realized in a manner consistent with Strathcona’s expectations; the success of Strathcona’s operations and growth and expansion projects; future production rates and estimates of capital and operating costs of the combined company; the combined company’s reserves volumes and the net present values thereof; anticipated timing and results of capital expenditures of the combined company; MEG’s public disclosure is accurate and that MEG has not failed to publicly disclose any material information respecting MEG, its business, operations, assets, material agreements, or otherwise; there will be no material changes to laws adversely affecting Strathcona’s or MEG’s operations; and the impact of the current economic climate and financial, political and industry conditions on Strathcona’s and MEG’s operations, including its financial condition and asset value, will remain consistent with Strathcona’s current expectations. All figures and descriptions provided in this communication related to the Amended Offer, including with respect to the consideration, reasons for the Amended Offer, the potential benefits to MEG shareholders and expected pro forma effects, are based on and assume the following: (a) Strathcona’s and MEG’s respective dividends, liquidity, debt, credit ratings, debt costs and assets (including reserves and resources), will not change from September 5, 2025, in the case of Strathcona, and from what Strathcona has ascertained from MEG’s public filings on SEDAR+ up to and including September 5, 2025, in the case of MEG, and in the case of reserves and contingent resources, as applicable, those reported by Strathcona and MEG in their respective most recent annual information forms for the year ended December 31, 2024; (b) 254,378,035 MEG Shares are issued and outstanding prior to the date of this communication and 2,565,205 MEG Shares are issuable pursuant to the exercise, exchange or conversion, as applicable, of the securities of MEG that are exercisable or exchangeable for or convertible into MEG Shares (other than rights under the MEG’s shareholder rights plan) outstanding prior to the date of this communication; (c) that all of the MEG Shares are deposited under the Amended Offer pursuant to the terms thereof or acquired by Strathcona pursuant to a second stage transaction for the purpose of MEG becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of Strathcona; and (d) no other MEG Shares or Strathcona common shares are issued before the successful completion of the Amended Offer. Assumptions have also been made with respect to future oil and gas prices, differentials and future foreign exchange and interest rates. Although Strathcona believes that the assumptions made and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information herein will prove to be accurate.

Because actual results or outcomes could differ materially from those expressed in any forward-looking information, readers should not place undue reliance on any such forward-looking information. The forward-looking information included in this communication is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including, without limitation: risks related to the consummation of the Amended Offer and the combination of Strathcona and MEG, and the business and operations of MEG and Strathcona (including the business and operations that are currently being conducted and undertaken by Strathcona and those that will be conducted and undertaken by Strathcona upon consummation of the Amended Offer), changes in general economic and market conditions in Canada, the United States and elsewhere; changes in operating conditions (including as a result of weather patterns); the volatility of prices for oil and natural gas and other commodities; commodity supply and demand; fluctuations in foreign exchange and interest rates; changes or proposed changes in applicable tariff rates; availability of financial resources and/or third-party financing; availability of equipment, materials and personnel; defaults by counterparties under commercial arrangements to which MEG or Strathcona (or any of their respective subsidiaries) is a party; an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Strathcona; new or changing laws (domestic and foreign); the risk of failure to satisfy the conditions to the Amended Offer; the risk that the anticipated synergies and other benefits of the Amended Offer may not be realized; the risk that actual operating results may differ significantly from projections and expectations; and the other risks described in Strathcona’s annual information form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona’s profile on SEDAR+ at www.sedarplus.ca).

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this communication speaks only as of the date of this communication and Strathcona does not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.